

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 5, 2012

<u>Via E-Mail</u>
Michael G. Capatides
Chief Administrative Officer and General Counsel
Canadian Imperial Bank of Commerce
425 Lexington Avenue, 3rd Floor
New York, New York, 10017

> **Re: Canadian Imperial Bank of Commerce**
> **Form 40-F for the Fiscal Year Ended October 31, 2011**
> **Filed December 2, 2011**
> **File No. 1-14678**

Dear Mr. Capatides:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

2. We note information from company press releases filed under cover of Form 6-K on May 26, 2011 and August 31, 2011, and information in response to comment 15 of the staff's comment letter dated August 30, 2011, regarding certain financial exposures to Middle Eastern countries including Syria. Syria is identified by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, whether through affiliates, subsidiaries, or other direct or indirect arrangements. Your response should describe any services, products or transactions you have provided to or relating to Syria, and any agreements,

commercial arrangements, or other contacts you have had with the government of Syria, or entities controlled by the government of Syria.

3. Please discuss the materiality of any contacts with Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including, in addition to the revenue figures in your disclosure, the approximate dollar amounts of any associated assets and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

4. Please tell us whether your contacts with Iran and Cuba have changed significantly since your letter to us of November 8, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202)

551-3470 if you have any questions about the comments or our review.

                                           Sincerely,

                                           /s/ Cecilia Blye

                                           Cecilia Blye, Chief
                                           Office of Global Security Risk

cc: Suzanne Hayes
         Assistant Director
         Division of Corporation Finance